UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RUEE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2025
Commission File No. 001-37596

FERRARI N.V.

(Translation of Registrant’s Name Into English)

Via Abetone Inferiore n.4
1-41053 Maranello (MO)
Italy
Tel. No.:+39 0536 949111
(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F	☒	Form 40-F	☐

The documents attached hereto as Exhibit 99.1 and Exhibit 99.2 are hereby incorporated by reference into the registration statement on Form F-3 (No. 333-285251) of Ferrari N.V. and shall be a part thereof from the date on which such documents are furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

The following exhibits are furnished herewith:

Exhibit 99.1 Press release issued by Ferrari N.V. dated February 26, 2025.

Exhibit 99.2: Commitment Letter, by and between Ferrari N.V. and Exor N.V., dated as of February 25, 2025.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 26, 2025	FERRARI N.V.

	By:	/s/ Antonio Picca Piccon
	Name:	Antonio Picca Piccon
	Title:	Chief Financial Officer

Exhibit
Number	Description of Exhibit

99.1	Press release issued by Ferrari N.V. dated February 26, 2025.

99.2	Commitment Letter, by and between Ferrari N.V. and Exor N.V., dated as of February 25, 2025.